Exhibit 99.1

FF301

Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities

For the month ended:	30 April 2024	Status:	New Submission

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer:	Bilibili Inc.

Date Submitted:	08 May 2024

I. Movements in Authorised / Registered Share Capital  ☐ Not applicable

1. Class of shares	WVR ordinary shares	Type of shares	Other type (specify in description)	Listed on SEHK (Note 1)	No
Stock code	N/A	Description	Class Y

☐ Manual input	Number of authorised/registered shares	Par value		Authorised/registered share capital
Balance at close of preceding month	100,000,000	USD	0.0001	USD	10,000
Increase / decrease (-)				USD
Balance at close of the month	100,000,000	USD	0.0001	USD	10,000

2. Class of shares	WVR ordinary shares	Type of shares	Other type (specify in description)	Listed on SEHK (Note 1)	Yes
Stock code	09626	Description	Class Z

☐ Manual input	Number of authorised/registered shares	Par value		Authorised/registered share capital
Balance at close of preceding month	9,800,000,000	USD	0.0001	USD	980,000
Increase / decrease (-)				USD
Balance at close of the month	9,800,000,000	USD	0.0001	USD	980,000

FF301

3. Class of shares	Other class (specify in description)	Type of shares	Other type (specify in description)	Listed on SEHK (Note 1)	No
Stock code	N/A	Description	Undesignated

☐ Manual input	Number of authorised/registered shares	Par value		Authorised/registered share capital
Balance at close of preceding month	100,000,000	USD	0.0001	USD	10,000
Increase / decrease (-)				USD
Balance at close of the month	100,000,000	USD	0.0001	USD	10,000

Total authorised/registered share capital at the end of the month:  USD         1,000,000

FF301

II. Movements in Issued Shares

1. Class of shares	WVR ordinary shares	Type of shares	Other type(specify in description)	Listed on SEHK (Note 1)	No
Stock code	N/A	Description	Class Y
Balance at close of preceding month		83,715,114
Increase / decrease (-)		0
Balance at close of the month		83,715,114

2. Class of shares	WVR ordinary shares	Type of shares	Other type(specify in description)	Listed on SEHK (Note 1)	Yes
Stock code	09626	Description	Class Z
Balance at close of preceding month		329,014,086
Increase / decrease (-)		0
Balance at close of the month		329,014,086

Remarks:

The balance of Class Z ordinary shares excludes 8,532,217 Class Z ordinary shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans.

FF301

III. Details of Movements in Issued Shares

(A). Share Options (under Share Option Schemes of the Issuer) ☐ Not applicable

1. Class of shares issuable		WVR ordinary shares		Type of shares	Other type (Please specify)	Shares issuable to be listed on SEHK (Note 1)		Yes
Other type (Please specify)		Class Z
Stock code of shares issuable (if listed on SEHK) (Note 1)				09626
Particulars of share option scheme		Number of share options outstanding at close of preceding month	Movement during the month		Number of share options outstanding at close of the month	No. of new shares of issuer issued during the month pursuant thereto (A)	No. of new shares of issuer which may be issued pursuant thereto as at close of the month	The total number of securities which may be issued upon exercise of all share options to be granted under the scheme at close of the month
1).	2018 Share Incentive Plan - options	16,573,315	Cancelled	-209,711	16,363,604	0	16,363,604	0

General Meeting approval date (if applicable)

2).	Global Share Incentive Plan - options	407,300			407,300	0	407,300	0

General Meeting approval date (if applicable)

Total A (WVR ordinary shares Class Z):						0

Total funds raised during the month from exercise of options:						USD 0

Remarks:

No further options will be granted under the 2018 Share Incentive Plan or the Global Share Incentive Plan after October 3, 2022 (being the date on which the Company’s voluntary conversion of its secondary listing status to primary listing on the Stock Exchange became effective).

(B). Warrants to Issue Shares of the Issuer which are to be Listed ☑ Not applicable

FF301

(C). Convertibles (i.e. Convertible into Issue Shares of the Issuer which are to be Listed) ☐ Not applicable

1. Class of shares issuable	WVR ordinary shares	Type of shares	Other type (Please specify)	Shares issuable to be listed on SEHK (Note 1)	Yes
Other type (Please specify)	Class Z
Stock code of shares issuable (if listed on SEHK) (Note 1)		09626

Description of the Convertibles		Currency	Amount at close of preceding month	Movement during the month		Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto (C)	No. of new shares of issuer which may be issued pursuant thereto as at close of the month

1).	April 2026 Notes - US$500 million convertible senior notes	USD	429,343,000	Repurchased	-429,331,000	12,000	0	485

Type of convertibles		Bond/Notes
Stock code of the Convertibles (if listed on SEHK) (Note 1)

Subscription/Conversion price		USD 24.75
General Meeting approval date (if applicable)

2).	2027 Notes - US$800 million convertible senior notes	USD	92,000			92,000	0	2,260

Type of convertibles		Bond/Notes
Stock code of the Convertibles (if listed on SEHK) (Note 1)

Subscription/Conversion price		USD 40.73
General Meeting approval date (if applicable)

3).	December 2026 Notes - US$1,600 million convertible senior notes	USD	432,407,000			432,407,000	0	4,601,632

Type of convertibles		Bond/Notes

Stock code of the Convertibles (if listed on SEHK) (Note 1)

Subscription/Conversion price		USD 93.97

General Meeting approval date (if applicable)

					Total C (WVR ordinary shares Class Z):		0

FF301

Remarks:

(1) The April 2026 Notes included a 30-day option exercised by the initial purchasers to purchase an additional US$70 million principal amount of the April 2026 Notes.

(2) The 2027 Notes included a 30-day option exercised by the initial purchasers to purchase an additional US$100 million principal amount of the 2027 Notes.

(3) The December 2026 Notes included a 30-day option exercised by the initial purchasers to purchase an additional US$200 million principal amount of the December 2026 Notes.

(4) On April 1, 2024 (U.S. Eastern Time), the Company repurchased US$429,331,000 principal amount of the April 2026 Notes (which were convertible into 17,346,697 ADSs before the repurchase based on the initial conversion rate) surrendered by the noteholders pursuant to the terms of the April 2026 Notes at the aggregate cash purchase price of US$429,331,000, while there were no actual ADSs repurchased. Please refer to the Company’s overseas regulatory announcements dated February 20, 2024 and April 1, 2024 and next day return dated April 2, 2024 in respect of the repurchase for the April 2026 Notes for details. Such repurchased April 2026 Notes have been cancelled.

(D). Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be listed, including Options (other than Share Options Schemes) ☐ Not applicable

1. Class of shares issuable	WVR ordinary shares	Type of shares	Other type (Please specify)	Shares issuable to be listed on SEHK (Note 1)	Yes
Other type (Please specify)	Class Z
Stock code of shares issuable (if listed on SEHK) (Note 1)		09626

Description		General Meeting approval date (if applicable)	No. of new shares of issuer issued during the month pursuant thereto (D)	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1).	2018 Share Incentive Plan - restricted share units		0	11,389,608

Total D (WVR ordinary shares Class Z):			0

Remarks:

(1) The amended 2018 Share Incentive Plan only became effective on October 3, 2022 (being the date on which the Company’s voluntary conversion of its secondary listing status to primary listing on the Stock Exchange became effective).

(2) As of the month ended 30 April 2024, 174,937 restricted share units have been cancelled.

(E). Other Movements in Issued Share  ☑ Not applicable

Total increase / decrease (-) in WVR ordinary shares Class Z during the month (i.e. Total of A to E)	0

Total increase / decrease (-) in WVR ordinary shares Class Z during the month (i.e. Total of A to E)	0

FF301

IV. Information about Hong Kong Depositary Receipt (HDR)  ☑ Not applicable

V. Confirmations

We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable:

(Note 2)

(i)	all money due to the listed issuer in respect of the issue of securities has been received by it;

(ii)	all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under “Qualifications of listing” have been fulfilled;

(iii)	all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled;

(iv)	all the securities of each class are in all respects identical (Note 3);

(v)

all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements;

(vi)	all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue;

(vii)

completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and

(viii)

the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.

Submitted by:	Xin Fan

Title:	Joint Company Secretary

(Director, Secretary or other Duly Authorised Officer)

Notes

1.	SEHK refers to Stock Exchange of Hong Kong.

FF301

2.

Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, no further confirmation is required to be made in this return.

3.	“Identical” means in this context:

•	the securities are of the same nominal value with the same amount called up or paid up;

•

they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

•	they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

4.	If there is insufficient space, please submit additional document.

5.	In the context of repurchase of shares:

•	“shares issuable to be listed on SEHK” should be construed as “shares repurchased listed on SEHK”; and

•	“stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares repurchased (if listed on SEHK)”; and

•	“class of shares issuable” should be construed as “class of shares repurchased”; and

•	“issue and allotment date” should be construed as “cancellation date”

6.	In the context of redemption of shares:

•	“shares issuable to be listed on SEHK” should be construed as “shares redeemed listed on SEHK”; and

•	“stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares redeemed (if listed on SEHK)”; and

•	“class of shares issuable” should be construed as “class of shares redeemed”; and

•	“issue and allotment date” should be construed as “redemption date”

Page 8 of 8